MAGICJACK VOCALTEC LTD.
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

September 6, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	magicJack VocalTec Ltd.
Form 20-F
Filed April 27, 2011
File No. 000-27648

Dear Mr. Spirgel,

Set forth below are the responses of magicJack VocalTec Ltd.  (“we,” “our,” or the “Company”) to the Securities and Exchange Commission Staff’s comment letter dated August 29, 2011 addressed to Daniel Borislow, President and Chief Executive Officer of the Company, concerning the above referenced filing. For ease of reference, we have included the text for each of the Staff’s comments in bold-face type below, followed by our response thereto.

Form 20-F for the fiscal year ended December 31, 2010
Item 5. Operating and Financial Review and Prospects
Significant Accounting Policies

magicJack Revenue, page 26

1.
Please tell us if you allocate any revenues of the direct sales of your magicJack to the related product and how you determined the allocation. Further tell us the period over which you recognize these product revenues.

Response: The magicJack device sold directly to customers includes the magicJack device and the license for the first year of free domestic local and long distance telephone service. The device and license are functionally interdependent. They are currently not intended to function independently or have any alternative use. We do not allocate the sales revenue between the magicJack device and the first year license. The entire revenue from the sale is initially deferred and recognized starting on expiration of a 30-day trial or return period over the eleven months remaining on the first year license.

Sales Return Policy, page 26

2.
We note your disclosure that you have sales with retailers, which in some cases include returns. Tell us in detail how you recognize revenues in regards to the sales with your retailers including if these revenues are recognized upfront or if they are deferred and your basis.

Response: Revenues from the sales of the magicJack device to retailers are also initially deferred, and recognized over twelve months. We start the revenue recognition thirty days after recording the sale to allow for inventory turnover at the retailer. There is no 30-day trial period associated with retail sales. Our retail business began in 2008 and our product/products can have significant changes which can affect return rates. Therefore, accurate estimates of returns cannot be made. Returns from retailers require authorization and are generally received within 30 days from the retail sale (60 days from shipment to the retailer). Customer credits associated with accepted returns are not recognized upfront; returns are amortized over twelve months commencing with acceptance of the return thus offsetting the revenue recognized from the initial sale. Any timing difference between the recognition of returned units and amortization of the related initial sales is generally not more than 30 days on average. The amount of the initial timing difference is not material. Accordingly any difference that may result from our method of spreading the returns over the revenue recognition period and estimating a reserve upfront would not be material.

We continue to modify and improve our product/products, which makes it difficult to accurately estimate future returns.  Further the short 30 day turn between initial recognition of the sale and acceptance of returns results in an immaterial timing difference in net revenue recognition. We believe that our method of accounting for returns (spreading over twelve months following acceptance) is the most accurate way to do so.

Telephony Services Revenue, page 26

3.
You disclose that you have increased billing adjustments yearly from 2008 through 2010. Further you disclose on page 41 litigation related to non-payment by certain carriers. Tell us how you historically accounted for these disputed revenues and if you have had any changes in your policy. We note that the FCC ruled in favor of one carrier in regards to these disputes. Tell us how this factored in your policy. On page 41 you also disclose recording a $2M “fourth quarter adjustment” related to increasing your provisions for estimated billing adjustments. Tell us the nature and rational for this adjustment.

Response: Billings for terminating access services to other telecommunication carriers were initially billed in accordance with our tariffs filed and accepted without objection with the Federal Communications Commission (“FCC”). Such billings were the equivalent of statutory under the Filed Rate Doctrine and thus not subject to challenge or amendment in venues other than the FCC. Notwithstanding protections under the Filed Rate Doctrine, billing disputes among telecommunication carriers are common and historically settled by the carriers. The Company made provision for billing adjustments of $0.5 million, $1.0 million in 2008 and 2009 based on anticipated carrier disputes in the normal course of business.

In early 2009, AT&T arbitrarily reduced the payment on our billings to approximately 30% of the amount billed. In December 2009, Verizon and MCI stopped paying entirely. We filed suit in 2010 for collection against these carriers for the unpaid amounts. AT&T filed a formal complaint against the Company with the FCC. On April 8, 2011, the FCC issued an Order without prejudice that the carrier was not liable to pay for terminating access services billed by the Company under the filed rate doctrine because of certain deficiencies in the wording of the Company’s tariff pertaining to certain definitions contained in its tariff on file with the FCC. Numerous other allegations contained in both the FCC and Federal Court counter claim were either not ruled upon by the FCC or dropped from the carrier’s complaint. The FCC tariff applied to approximately 35% of our billings for terminating access services. The remaining 65% of the billings were under tariffs filed under states statutes and not affected by the FCC ruling. The Company filed a petition for reconsideration of the Order with the FCC, and if necessary, will file an appeal in Federal Court. The Company has amended its tariff to describe in additional detail the termination services it provides to carrier/customers. Subsequent to the FCC ruling, other carriers stopped payment on our billings. In 2010, we began increasing our provision for billing disputes based on our best estimates of potential settlement of the litigation disputes. Our 2010 provision included $2 million in the fourth quarter in recognition that the industry practices changed significantly and Verizon and AT&T are not paying access charges to Voice over Internet Protocol (“VoIP”) carriers. Other carriers have followed suit and most, if not all, state complaints have sided with the carrier and enforced payment.

Federal Courts and the FCC have upheld unjust enrichment (quantum merit) claims against customer/carriers by Local Exchange Carriers with tariffs that did not specify the services provided customer carrier. Thus we have a reasonable expectation of ultimately collecting all or part of the disputed amounts through litigation in the FCC, Federal, and if necessary, State Courts.

The FCC and the telecommunication industry are currently seeking comments and reviewing the entire Access Charge Regime with a view towards finding a more equitable and fairer system, as the current system is based in part on providing proper returns on investments and costs that may no longer be experienced in the delivery of telecommunication services. This process is attempting to address the compensation regime in particular the application of that regime to VoIP and other IP-enabled services. Due to the current lack of concrete rules on the subject, it is expected that carriers in the VoIP telecommunications market refrain from paying each other until such concrete rules exist.

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While we continue to vigorously pursue our claims in the FCC and Federal Courts, it is not likely that we will collect monies from the withholding carriers until we achieve a victory or settlement of the various disputes or until the FCC revises the Access Charge Regime and we can settle our disputes based on such revisions. We continue to evaluate our estimate of ultimate collection of billings for terminating access services on a quarterly basis.

Research and Development, page 73

4.
We note that you disclose on page 19 that you have received research development grants from the Israeli Government. In addition your disclosures on page 52 state that approved companies are eligible for grants of up to 50% of their R&D program’s expenses. You disclose on page 53 that to utilize the grants the programs must be manufactured in Israel or can be transferred outside of Israel with certain approvals. In Item 4.D on page 24 you disclose that your R&D properties are located in Sunnyvale, California. Tell us the amount of grants you received and how you accounted for the receipt of these grants. Also tell us if you are and historically have been in compliance with all the requirements of the grants.

Response: Yes; the Company has been in compliance with all requirements of such grants. Our parent company in Israel has received R&D grants from the Israeli Government in the past in connection with R&D of certain products, which were developed in Israel. Our parent was awarded its most recent grant from the Israeli Government in 2008 and final funding under that grant was received in 2010. Awards reduced the parents research and development expense in the year received. All accounting associated with grants was during the pre-merger period and is not reflected the current financial statements. The parent is not currently seeking research and development or other grants from the Israeli Government.

Our R&D location in Sunnyvale, CA is involved in the development of the magicJack device and is not eligible for grants from the Israeli Government.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that we will comply with the comments of the Commission in all of our future filings with the Commission. Please contact the undersigned with any questions regarding these responses.

Truly yours,

/s/ Daniel Borislow
President and Chief Executive Officer

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